SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                EFTC CORPORATION

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    268443 10 8

                                 (CUSIP Number)

                                  Robert Monaco
                              RM Electronics, Inc.
                               One Perimeter Road
                              Manchester, NH 03103
                             Telephone: 603-627-9556

                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 March 31, 1998

              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


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CUSIP NO.  268443 10 8                    13D                  Page 2 of 9 Pages


1     NAME OF REPORTING PERSON

      RAYMOND MARSHALL

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)




2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                         (b) /X/

3     SEC USE ONLY



4     SOURCE OF FUNDS

      00
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                900,000
        BENEFICIALLY
        OWNED           8     SHARED VOTING POWER
        BY                    0
        EACH
        REPORTING       9     SOLE DISPOSITIVE POWER
        PERSON                900,000
        WITH
                        10    SHARED DISPOSITIVE POWER
                              0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      900,000
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.6%
14 TYPE OF REPORTING PERSON

      IN

CUSIP NO.  268443 10 8                    13D                  Page 3 of 9 Pages


1     NAME OF REPORTING PERSON

      ROBERT MONACO

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)




2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                         (b) /X/

3     SEC USE ONLY



4     SOURCE OF FUNDS

      00
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                900,000
        BENEFICIALLY
        OWNED           8     SHARED VOTING POWER
        BY                    0
        EACH
        REPORTING       9     SOLE DISPOSITIVE POWER
        PERSON                900,000
        WITH
                        10    SHARED DISPOSITIVE POWER
                              0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      900,000
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.6%
14 TYPE OF REPORTING PERSON

      IN

CUSIP NO.  268443 10 8                    13D                  Page 4 of 9 Pages


ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Securities") of the following corporation (the "Issuer"):

            EFTC Corporation
            9351 Grant Street, 6th floor
            Denver, CO  80229

ITEM 2.  IDENTITY AND BACKGROUND.

      The name, residence address, and principal occupation of the Reporting Persons are:

                                             (c)   Present Principal Occupation
                                                   or Employment, Principal
(a)   Name           (b)   Residence Address       Business Address

Raymond Marshall     26 Deertrees Lane             Vice President
                     Newfields, NH 03856           RM Electronics, Inc.
                                                   One Perimeter Road
                                                   Manchester, NH 03103

Robert Monaco        27 Gifford Farm Road          Vice President
                     Stratham, NH 03885            RM Electronics, Inc.
                                                   One Perimeter Road
                                                   Manchester, NH 03103

(d) During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The Reporting Persons are citizens of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Securities of the Issuer specified as beneficially owned by each Reporting Person in Item 5 were received by such Reporting Person as consideration for such Reporting Person's ownership interest in RM Electronics, Inc., a New Hampshire corporation doing business as Personal Electronics ("PE"), a privately owned corporation that was acquired by the Issuer on March 31, 1998. Such acquisition was completed pursuant to the terms of an Agreement and Plan of Reorganization dated as of March 31, 1998 (the "Merger Agreement"), among the Issuer, RM Electronics Acquisition Corporation, and PE. All references herein to the Merger Agreement are qualified in their entirety by reference to the terms of the such agreement, which constitutes an exhibit to this statement on
Schedule 13D and is incorporated herein by reference. Each Reporting Person was a principal shareholder of PE prior to its acquisition by the Issuer.


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CUSIP NO.  268443 10 8                    13D                  Page 5 of 9 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

      The purpose of the acquisition of the securities of the Issuer specified in Item 5 was to facilitate the sale of such Reporting Person's interest in PE to the Issuer as provided in the Merger Agreement.

      Except as set forth below, with respect to subitem (d) of Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subitems (a), (b), (c) or (e) through (j) of
Item 4.

      (d) Pursuant to the terms of the Merger Agreement, Raymond Marshall and Robert Monaco were jointly entitled to designate one person for election to the board of directors of the Issuer prior to the Issuer's 1998 Annual Meeting. Robert Monaco was appointed to serve in such capacity and has been nominated for election to the Issuer's Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) In the aggregate, the Reporting Persons own 1,800,000 shares of the Securities, or 13.2% of the aggregate number of the Securities outstanding, which are directly owned by the Reporting Persons as follows:

   Raymond Marshall directly owns 900,000 shares, or 6.6%; and

   Robert Monaco directly owns 900,000 shares, or 6.6%.

Each of the Reporting Persons expressly disclaims beneficial ownership of the Securities directly held by each other Reporting Person.

      (b) Except as set forth herein, each Reporting Person has sole power to vote and to direct the voting of, and sole power to dispose, or direct the disposition of, the Securities indicated as directly owned by such Reporting Person in Item 5(a).

      (c) Each Reporting Person has only effected one transaction in the Securities in the past 60 days, being the acquisition of the Securities specified in Item 5(a) at the time of the consummation of the acquisition of PE by the Issuer. The Reporting Persons each received the aggregate number of Securities set forth in Item 5(a) in exchange for all of the Reporting Person's shares of common stock of PE. The acquisition of PE and the issuance of the Securities specified in Item 5 were effected in a private transaction consisting of a merger of PE with a wholly owned subsidiary of the Issuer, with PE being the surviving corporation (the "Merger"). The capital stock of PE outstanding prior to the Merger was converted into the right to receive the Securities specified in Item 5(a).

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      In order to effect the Merger, the Issuer and the Reporting Persons entered into the Merger Agreement, as described in response to Items 3, 4 and 5, which are incorporated herein by reference.

      In connection with the Merger Agreement and the transactions contemplated thereby, the Issuer agreed to provide to the Reporting Persons certain rights to participate in the registration of resales of all or part of the Securities held by them under the Securities Act of 1933.

CUSIP NO.  268443 10 8                    13D                  Page 6 of 9 Pages


The terms of such rights are set forth in a Registration Rights Agreement, dated as of March 31, 1998 (the "Registration Rights Agreement"), among the Issuer and each of the Reporting Persons. Each reference herein to the Registration Rights Agreement is qualified in its entirety to the terms of such agreement, which constitutes an exhibit to this statement on Schedule 13D and is incorporated herein by reference. Pursuant to the Registration Rights Agreement, subject to certain terms and conditions, the Issuer agreed to register the resale of up to 600,000 shares of the Issuer's common stock issued pursuant to the Merger Agreement. The Issuer agreed to cause such registration to be made by means of a shelf registration under the Securities Act of 1933, as amended (the "Securities Act") on Form S-3, which the Issuer agreed to file not later than June 29, 1998. The Issuer is obligated to use reasonable efforts to cause such registration statement to become effective not later than August 15, 1998. The Registration Rights Agreement also provides certain "piggyback" registration rights, subject to certain terms and conditions, entitling the Reporting Persons to include all or part of their shares of the Issuer's common stock in other registration statements under the Securities Act that the Issuer may file in the future.

      Except as provided in Item 2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any other person with respect to any Securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are filed herewith or incorporated by reference:

         1 Agreement and Plan of Reorganization, dated as of March 31, 1998, by and among EFTC Corporation, RM Electronics Acquisition Corporation, and RM Electronics, Inc. (Incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, dated April 15, 1998, Commission File No. 0-23332.)

         2 Registration Rights Agreement, dated as of March 31, 1998, by and among the Issuer, Raymond Marshall and Roberto Monaco. (Incorporated by reference to Exhibit 2.2 to the Issuer's Current Report on Form 8-K, dated April 15, 1998, Commission File No.
         0-23332.)

         3. Joint Filing Agreement, dated as of May 6, 1998, by and between Raymond Marshall and Roberto Monaco.

CUSIP NO.  268443 10 8                    13D                  Page 7 of 9 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 6, 1998



                                          /S/ Raymond Marshall
                                          Raymond Marshall


                                          /S/ Robert Monaco
                                          Robert Monaco


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

Exhibit Index

Exhibit   Description                                                               Page

1 Agreement and Plan of Reorganization, dated as of March 31, 1998, by and among EFTC Corporation, RM Electronics Acquisition Corporation, and
         RM Electronics, Inc. (Incorporated by reference to Exhibit 2.1 to the
         Issuer's Current Report on Form 8-K, dated April 15, 1998, Commission
         File No. 0-23332.)

2 Registration Rights Agreement, dated as of March 31, 1998, by and among the Issuer, Raymond Marshall and Robert Monaco. (Incorporated by reference to Exhibit 2.2 to the Issuer's Current Report on Form 8-K, dated April 15, 1998, Commission File No.
         0-23332.)

3           Joint Filing Agreement, dated as of May 6, 1998, by and between         9
         Raymond Marshall and Robert Monaco.


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